EXHIBIT 99.1

Brookfield Asset Management Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 14, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced that all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s annual meeting of shareholders held on June 11, 2021 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	997,641,299	99.61	3,886,514	0.39
Angela F. Braly	993,245,700	99.17	8,282,113	0.83
Janice Fukakusa	995,382,669	99.39	6,145,144	0.61
Maureen Kempston Darkes	959,274,290	95.78	42,253,523	4.22
Frank J. McKenna	929,690,712	92.83	71,837,101	7.17
Hutham S. Olayan	999,288,555	99.78	2,239,258	0.22
Seek Ngee Huat	997,345,570	99.58	4,182,243	0.42
Diana L. Taylor	986,138,429	98.46	15,389,384	1.54

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Bruce Flatt, Brian D. Lawson, Howard S. Marks, Rafael Miranda and Lord O’Donnell.

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world— including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com